

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2011

Via Facsimile
Michael S. Ciskowski, EVP and CFO
Valero Energy Corporation
One Valero Way
San Antonio, Texas 78249

     Re: Valero Energy Corporation
             Form 10-K for Fiscal Year Ended December 31, 2010
             Filed February 25, 2011
             Commission File No.: 1-13175

Dear Mr. Ciskowski:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

             Sincerely,

             /s/ Brad Skinner

             Brad Skinner
             Senior Assistant Chief Accountant